1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

July 5, 2016

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”)
File Nos. 333-164077, 811-22375

Dear Ms. Miller:

In a June 24, 2016 telephone conversation with Aaron Withrow of Dechert LLP, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) initial comments on the Registrant’s preliminary proxy statement (the “PRE 14A”), as filed on June 16, 2016. The PRE 14A was filed in connection with the solicitation of shareholders for approval of a sub-advisory agreement for the PIMCO Dividend and Income Fund (formerly, PIMCO Dividend and Income Builder Fund) (the “Fund”) between Pacific Investment Management Company LLC (“PIMCO”), the Fund’s investment adviser, and Research Affiliates, LLC (“Research Affiliates”) and the solicitation of shareholders for approval of a portfolio implementation agreement for the Fund among PIMCO, Research Affiliates and Parametric Portfolio Associates LLC (“Parametric”). The Registrant’s responses are set forth below. Undefined capitalized terms used below have the same meaning as given in the PRE 14A.

Comment 1: Please confirm that Parametric is a sub-adviser to the Fund and subject to all provisions of Section 15 of the Investment Company Act of 1940, as amended (“1940 Act”).

Response: In light of the scope of Parametric’s services as portfolio implementer, it was determined that Section 15 of the 1940 Act should apply to the Interim Portfolio Implementation Agreement and the Portfolio Implementation Agreement.

Under the terms of the Interim Portfolio Implementation Agreement and the Portfolio Implementation Agreement, subject to the direct supervision of Research Affiliates and the ultimate supervision of PIMCO, Parametric is responsible for effecting all portfolio transactions

Amy Miller July 5, 2016

on behalf of the Fund’s Equity Sleeve. Parametric has discretion to execute all portfolio transactions on behalf of the Equity Sleeve necessary to implement the RAE Income Global Portfolio. In exercising such discretion, Parametric will seek to limit tracking error from the RAE Income Global Portfolio but may allow the Equity Sleeve to vary from the RAE Income Global Portfolio subject to the supervision of Research Affiliates. Additionally, Parametric may, in its sole discretion but subject to any restrictions communicated to Parametric by Research Affiliates in writing, decline to purchase a security specified in the RAE Income Global Portfolio, or decide to substitute a security specified in the RAE Income Global Portfolio (an “Original Security”) for an alternative security (a “Substitute Security”), provided, however, that such Substitute Security shall provide similar economic exposure as the Original Security. Parametric’s ability to exercise this limited discretion is subject to any guidelines, limitations or restrictions provided by Research Affiliates or PIMCO. In addition to effecting all portfolio transactions on behalf of the Equity Sleeve, Parametric shall be responsible for providing certain specified middle and back office operational support functions for the Fund with respect to the services Parametric provides under the Interim Portfolio Implementation Agreement and the Portfolio Implementation Agreement.

Comment 2: In the Proposal Summary under Proposal 1, please revise the description of the RAE methodology to clarify what is meant by “fundamental measures of company size rather than by market capitalization” by, for example, adding a parenthetical or additional sentence listing examples of such fundamental measures.

Response: Comment acknowledged. Because the language referenced by the Staff is consistent with the current registration statement disclosure for the Fund, the Registrant declines to alter the language in the proxy statement but will consider such revisions to the registration statement disclosure at the next opportunity.

* * *

In addition to these comments, you requested that the Registrant make certain representations concerning the PRE 14A and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Aaron D. Withrow at (202) 261-3442 if you wish to discuss this correspondence further.

Amy Miller July 5, 2016

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:

Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

Megan C. Johnson, Dechert LLP

Aaron D. Withrow, Dechert LLP

EXHIBIT

PIMCO Equity Series

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

July 5, 2016

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”) (File Nos. 333-164077, 811-22375)

In connection with a response being made on behalf of the Registrant to comments provided with respect to the Registrant’s preliminary proxy statement, as filed on June 16, 2016, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in its proxy statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the proxy statement reviewed by the staff do not preclude the SEC from taking any action with respect to such proxy statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

President

cc:	Douglas P. Dick

Brendan C. Fox

Adam T. Teufel

Joshua D. Ratner

Ryan G. Leshaw